File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 18th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 18th., 2002

Vitro Sells its Stake in Ampolletas, S.A.
to Gerresheimer Glas AG

* The sale is consistent with Vitro's strategy to focusing on its core businesses of Flat Glass, Glass Containers and Glassware.

* Resources will be dedicated to reduce debt

Garza Garcia, Nuevo Leon, Mexico, April 18, 2002.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that it has sold its 51 percent interest in Ampolletas, S.A., to its joint partner Gerresheimer Glas AG.

Vitro will receive net proceeds in cash of $13.4 million dollars, which will be dedicated to reduce debt. Also, the divestiture will positively impact Vitro's debt, which will be additionally reduced, as a result of the sale, by $ 7.8 million dollars on a consolidated basis.

Ampolletas, S.A. was a 51-49 joint venture between Vitro and Gerresheimer Glas AG and is the largest manufacturer of tubing-glass packaging for pharmaceuticals in Mexico and Central America. The German-based Gerresheimer Glas AG is one of the leading international suppliers of high-quality packaging and system solutions using tubular, specialty and container glass and also plastic.

Federico Sada, Vitro's Chief Executive Officer, commented that "The sale of our interest in Ampolletas to our partner is in line with our stated strategy to focus resources in maintaining and developing our core businesses of Flat Glass, Glass Containers and Glassware, throughout the world"

Mr. Sada added: "Resources obtained from this and other sales of non-core businesses will be used to strengthen our financial position"

With annual sales of approximately $30 million dollars, Ampolletas is the largest manufacturer and supplier of tubing-glass packaging for pharmaceuticals in Mexico and Central America. Ampolletas is headquartered in the central city of Queretaro, Mexico, and employs approximately 470 people. The former joint venture manufactures ampoules, vials, syringes, and laboratory glassware for the pharmaceutical industry.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vitro.com

For further information, please contact:

(Media) Albert Chico Smith Vitro S.A. de C.V. 011 (52) 8863-1335 achico@vitro.com	(Financial Community) Beatriz Martinez Vitro S.A. de C.V. 011 (52) 8863-1258 bemartinez@vitro.com	(U.S. Contacts) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com